FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item

1	Press release dated February 7, 2012

Press Release

Santander must set aside EUR 2,300 million more

due to the new rules on real estate assets

•

The rule requires EUR 4,100 million in additional provisions - of which EUR 1,800 million were charged against the 2011 results – and the maintenance of a EUR 2,000 capital buffer, which is already covered by existing capital.

Madrid, Feb. 7, 2012 – Regarding the new requirements approved by the government for the Spanish financial sector to boost provisions for real estate assets, Banco Santander announced that the amount Grupo Santander in Spain (including Banesto) needs to meet these requirements is EUR 6,100 million.

These additional needs will be entirely met in 2012 as follows:

•	EUR 1,800 million already charged against the Group’s fourth quarter 2011 results.

•	EUR 2,000 million are a capital buffer required by the rules and which are covered by capital already held by the Group.

•

The remaining EUR 2,300 million will be covered through capital gains which may be obtained during the year – including EUR 900 million from the capital gain on the sale of Banco Santander Colombia – and through ordinary contributions to provisions during 2012.

September 30,
EUR mln
AMOUNT OF PROVISIONS
Additional provisions for the new rules as of 31/12/2011	6,100
Charged to 2011 results	-1,800
Buffer covered by existing capital	-2,000
To be provisioned	=2,300

FUNDING THE NEW PROVISIONS	2,300
To be charged against capital gains from the sale of Santander Colombia	900
To be charged against other capital gains and ordinary provisions in 2012	1,400

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 7, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President